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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          -------------------------

                                  SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                            The Bon-Ton Stores, Inc.
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
 -----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   09776J 10 1
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                                 (CUSIP NUMBER)

                                October 10, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            / /   Rule 13d-1(b)
            /X/   Rule 13d-1(c)
            / /   Rule 13d-1(d)



                               Page 1 of 6 Pages
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                                  SCHEDULE 13G

============================                         ==========================
   CUSIP No. 09776J 10 1                                  Page 2 of 6 Pages
============================                         ==========================


--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS:  Nancy T. Grumbacher
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [ ]
                                                                     (b)   [ ]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    CITIZENSHIP or PLACE OF ORGANIZATION            United States of America

--------------------------------------------------------------------------------
  NUMBER OF
   SHARES          5.  SOLE VOTING POWER                                      0
BENEFICIALLY       -------------------------------------------------------------
  OWNED BY         6.  SHARED VOTING POWER                           1,082,464
    EACH           -------------------------------------------------------------
  REPORTING        7.  SOLE DISPOSITIVE POWER                                0
 PERSON WITH       -------------------------------------------------------------
                   8.  SHARED DISPOSITIVE POWER                      1,082,464

--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    1,082,464

--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: [ ]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                    8.3%

--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON                                               IN

--------------------------------------------------------------------------------


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                                  SCHEDULE 13G

============================                         ==========================
   CUSIP No. 09776J 10 1                                  Page 3 of 6 Pages
============================                         ==========================


ITEM 1(a).  NAME OF ISSUER:

                  The Bon-Ton Stores, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2801 E. Market Street
                  York, PA  17402

ITEM 2(a).  NAME OF PERSON FILING:

                  Nancy T. Grumbacher

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  460 Country Club Road
                  York, PA 17403

ITEM 2(c).  CITIZENSHIP:

                  United States of America

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).  CUSIP NUMBER:

                  09776J 10 1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A: Not Applicable

            (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act;

            (b) [ ]     Bank as defined in Section 3(a)(6) of the Exchange
                        Act;

            (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

            (d) [ ] Investment Company registered under Section 8 of the Investment Company Exchange Act;

                                  SCHEDULE 13G

============================                         ==========================
   CUSIP No. 09776J 10 1                                  Page 4 of 6 Pages
============================                         ==========================


            (e) [ ]     Investment Adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

            (g) [ ] Parent Holding Company or Control Person in accordance with Rule 13d-1(b)(1)(ii)(G);

            (h) [ ] Saving Association as defined in Section 3(b) of The Federal Deposit Insurance Act;

            (i) [ ] Church Plan that is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act;

            (j) [ ]     Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP.

            (a)   Amount beneficially owned:    1,082,464

            (b)   Percent of Class:             8.3%

            (c)   Number of shares as to which such person has:

                  (i)   Sole power to vote or direct the vote:  0

                  (ii)  Shared power to vote or to direct the vote: 1,082,464

                  (iii) Sole power to dispose or direct the disposition of: 0

                  (iv)  Shared power to dispose or to direct the disposition of:
                        1,082,464

      Nancy T. Grumbacher beneficially owns 1,082,464 shares of the Issuer's Common Stock, $.01 par value ("Common Stock"), representing 8.3% of the Common Stock, as calculated in accordance with Rule 13d-3(d)(1) of the Securities Exchange Act of 1934, as amended. Specifically, Ms. Grumbacher beneficially owns 321,504 shares of Common Stock and 545,237 shares of the Issuer's Class A Common Stock, $.01 par value ("Class A Common Stock"), in her capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated March 9, 1989 (the "1989 Trusts"), and beneficially owns 24,950 shares of Common Stock in her capacity as co-trustee of three trusts created under an Indenture of Trust of M. Thomas Grumbacher dated June 21, 1993 (the "1993 Trusts"). Each of the 1989 Trusts and the 1993 Trusts was created for the benefit of one of Ms. Grumbacher's three adult children. Ms. Grumbacher also beneficially owns 5,000 shares of the Issuer's Common Stock in her

                                  SCHEDULE 13G

============================                         ==========================
   CUSIP No. 09776J 10 1                                  Page 5 of 6 Pages
============================                         ==========================


capacity as co-trustee of a trust created for the benefit of Ms. Grumbacher's grandchild under an Indenture of Trust of M. Thomas Grumbacher dated December 30, 1999 (the "1999 Trust").

      Ms. Grumbacher also beneficially owns 185,773 shares of Common Stock in her capacity as a director of a charitable foundation (the "Foundation") which owns 185,773 shares of Common Stock.

      Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock. Assuming the conversion of the shares of Class A Common Stock listed above, Ms. Grumbacher has the shared power to vote and to dispose of, or to direct the vote and disposal of, 1,082,464 shares of Common Stock.

      Ms. Grumbacher disclaims beneficial ownership of all shares of Common Stock and Class A Common Stock listed above.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

      The 1989 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust. Ms. Grumbacher is co-trustee of each of the 1989 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock and Class A Common Stock held by each such trust with co-trustees David R. Glyn, Henry F. Miller and Thomas W. Wolf.

      The 1993 Trusts have the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by each such trust. Ms. Grumbacher is co-trustee of each of the 1993 Trusts and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by each such trust with co-trustees David R. Glyn, Henry
F. Miller and Thomas W. Wolf.

      The 1999 Trust has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the trust. Ms. Grumbacher is co-trustee of the 1999 Trust and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by such trust with co-trustees David R. Glyn, Thomas W. Wolf and Beth G. Elser.

      The Foundation also has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation. Ms. Grumbacher is one of three directors


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                                  SCHEDULE 13G

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   CUSIP No. 09776J 10 1                                  Page 6 of 6 Pages
============================                         ==========================


of the Foundation and shares the power to direct the receipt of dividends and the proceeds from the sale of the shares of Common Stock held by the Foundation with the other directors of the Foundation, M. Thomas Grumbacher and David J. Kaufman.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            Not Applicable

ITEM 10.    CERTIFICATION.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                              February 13, 2002
                                      -----------------------------------
                                                   (Date)

                                              /s/ David R. Glyn
                                      -----------------------------------
                                                 (Signature)

                                         David R. Glyn, Attorney-in-fact
                                      -----------------------------------
                                                (Name/Title)


                                      -6-
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                                POWER OF ATTORNEY

            Know by all these presents, that the undersigned hereby constitutes and appoints each of John M. Coogan, Jr., Esquire, David R. Glyn, Esquire and Henry F. Miller, Esquire, signing singly, the undersigned's true and lawful attorney-in-fact to:

            (1) execute for and on behalf of the undersigned, in the undersigned's capacity as a beneficial owner of shares of common stock of The Bon-Ton Stores, Inc. (the "Company"), Forms 3, 4, and 5 in accordance with Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules thereunder;

            (2) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Form 3, 4, or 5 and timely file such form with the United States Securities and Exchange Commission (the "SEC") and any stock exchange or similar authority;

            (3) execute for and on behalf of the undersigned, in the undersigned's capacity as beneficial owner of shares of common stock of the Company Schedules 13D and 13G, or any amendments thereto, in accordance with the Exchange Act and the rules thereunder;

            (4) do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D or 13G or amendments thereto and timely file such form or amendment with the SEC and any stock exchange or similar authority;

            (5) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact's discretion.

            The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact's substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Company assuming, any of the undersigned's responsibilities to comply with Sections 13 and 16 of the Securities Exchange Act of 1934.

            This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D or 13G or Forms 3, 4, or 5 with respect to the undersigned's holdings of and transactions in securities issued by the Company, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

            IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 10th day of February, 2000.


                                               /s/ Nancy T. Grumbacher
                                          ------------------------------------
                                          NANCY T. GRUMBACHER


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